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                            UNITED STATES                         OMB NUMBER
                  SECURITIES AND EXCHANGE COMMISSION               3235-0058
                      Washington, D.C. 20549                    SEC FILE NUMBER
                                                                    1-15587

                            FORM 12b-25                          CUSIP NUMBER
                                                                    26873Q
                     NOTIFICATION OF LATE FILING


(CHECK ONE):  [X] Form 10-K [ ] Form 20-F [ ] Form 11-K
              [ ] Form 10-Q [ ] Form N-SAR
              For the Fiscal Year Ended: MARCH 31, 2002
              [ ] Transition Report on Form 10-K
              [ ] Transition Report on Form 20-F
              [ ] Transition Report on Form 11-K
              [ ] Transition Report on Form 10-Q
              [ ] Transition Report on Form N-SAR
              For the Transition Period Ended:_________________________________

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

_______________________________________________________________________________


PART I--REGISTRANT INFORMATION

Med Diversified, Inc.
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Full Name of Registrant


e-MedSoft.com
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Former Name if Applicable


200 Brickstone Square, Suite 403
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Address of Principal Executive Office (STREET AND NUMBER)


Andover, Massachusetts  01810
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City, State and Zip Code


PART II--RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rules 12b-25(b), the following should be completed. (Check box if appropriate)

                  (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

         [X]      (b)      The subject annual report, semi-annual report,
                           transition report on Form 10-K, Form 20-F, 11-K, Form
                           N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report of transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

                  (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.


PART III--NARRATIVE

State below in reasonable detail the reasons why the Form 10-K, 20-F, 11-K, 10-Q, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period. (ATTACH EXTRA SHEETS IF NEEDED)


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The Company has entered into several significant transactions during the past fiscal year including financing arrangements and settlement agreements and is involved in litigation. Due to the time required to obtain the information to properly resolve, account and provide the appropriate disclosures, the Company is unable to file the 10-K within 90 days of the end of the fiscal year without incurring unreasonable effort and expense.


PART IV--OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

                  GORDON M. BAVA         310                    312-4000
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                  (Name)             (Area Code)           (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).

                                                           [X] Yes [  ] No


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(3)      Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report of portion thereof?
                                                           [X] Yes [  ] No

         If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

         The Company expects to report that during the fiscal year ended March 31, 2002, the Company had net sales of approximately $208 million as compared to reported net sales of approximately $88 million for the fiscal year ended March 31, 2001. The Company also expects to report a net loss for the year ended March 31, 2002 of approximately $330 to $360 million as compared to the reported net loss of $275.3 million for the year ended March 31, 2001. The increase in loss during the year reflects the writedown of certain intangible assets resulting from our analysis of impairment under FASB 121, "Asset Impairment", and the costs associated with the Company's financings and legal settlements.


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                              MED DIVERSIFIED, INC.
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                  (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date:  June 28, 2002             By /s/ GEORGE A. KUSELIAS
                                    -------------------------------------------
                                    George A. Kuselias, Chief Financial Officer

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.


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                                    ATTENTION


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   INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT CONSTITUTE FEDERAL CRIMINAL
                         VIOLATIONS (SEE 18 U.S.C. 1001)
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